Interim Report 2005

growth by design

Legal & General

FINANCIAL HIGHLIGHTS

Worldwide New Business APE*

£652m

New Institutional Funds

£6.9bn

Dividend per share

1.65p

Worldwide New Business APE* (£m)

	Six months to 30 June
2001	373
2002	498
2003	453
2004	511
2005	652

New Institutional Funds (£bn)

	Six months to 30 June
2001	6.0
2002	7.2
2003	6.0
2004	8.7
2005	6.9

Dividend per share (pence)

	Six months to 30 June
2001	1.49
2002	1.53
2003	1.57
2004	1.61
2005	1.65

☐ Half year
Full year

* Annual Premium Equivalent (APE) is total new annual premiums plus 10% of single premiums

HIGHLIGHTS OF THE YEAR

Worldwide New Business up 28%

Group Funds under Management exceed £181bn

Operating Profit (EEV basis)† increased to £465m

Operating Profit (IFRS basis)†† increased to £299m

Profit attributable to equity holders (IFRS basis)†† £358m

Winner of the Life Insurer of the Year for the sixth year running

Congratulations to our Group Chief Executive, David Prosser, on being awarded a knighthood in the Queen's Birthday Honours

† EEV – European Embedded Value
†† IFRS – International Financial Reporting Standards

> With our strong capital base, our broad product range and our powerful distribution franchise, we are well placed to continue our profitable growth strategy



Sir David Prosser Group Chief Executive

Legal & General has again produced another good set of results, with excellent sales growth, increased profits and an increased dividend, while enhancing its strong capital position.

Analysis of New Business

During the first half of the year, UK new business volumes grew by 31% to £595m APE (1H04: £454m). Within this figure, new life and pensions business grew by 26% to £426m APE (1H04: £339m). Continuing growth in demand for retail products in the second quarter resulted in a 20% growth in total new business over the corresponding period last year to £312m APE (2Q04: £261m) and a 10% growth on the first quarter of 2005.

Individual life

Annual premium sales for mortgage related protection business fell to £43m (1H04: £53m) reflecting the impact of a slowing housing market offset partly by the distribution of our products through Bradford & Bingley, which commenced in January. Other protection business was broadly unchanged at £24m (1H04: £25m). However, we are confident that Legal & General will have maintained its market-leading position in life protection business.

Continued strong demand for unit-linked bonds, where first half volumes rose 58% on the corresponding period last year, more than offset the decline in with-profits bond sales. Our Distribution and Property funds continue to be the focus of customer interest but further product initiatives are planned for the second half of the year. In aggregate, single premium sales rose to £1,042m (1H04: £820m), an increase of 27%.

Individual pensions

Individual pension business made further progress. Annual premiums increased by 36% to £83m (1H04: £61m) and single premium new business was up 69% to £948m (1H04: £562m). Sales benefited from growth in both pensions transfers and individual annuity business. We expect the UK transfer market to continue growing ahead of the introduction of pensions simplification in April 2006. Our product range will be expanded with the introduction of a new Self Invested Pension Plan in August.

ISAs and Unit trusts

While regular and single payment ISA sales fell, single payment unit trust sales more than doubled to £1,304m. In total, ISA and unit trust sales grew to £169m APE (1H04: £115m). We achieved £27m APE of institutional sales (1H04: £37m) and also benefited from the restructuring of a number of Barclays UK funds, the effect of which was to generate £58m APE in new business to Legal & General.

Group business

Group new business increased by 24% to £77m APE (1H04: £62m), driven by further progress in our group risk business together with strong bulk purchase annuities sales in the first quarter. Group risk new annual premiums of £42m (1H04: £37m) were driven by a particularly strong first quarter when several larger schemes were won. Single premiums for bulk purchase annuity business were £329m (1H04: £230m) from 115 schemes (1H04: 92 schemes).

International

In the USA, new business was lower at £19m APE (1H04: £27m) in more challenging market conditions. New business volumes in Europe were resilient and, including retail investment business, grew to £38m APE (1H04: £30m). Our performance in the Netherlands was driven by growth in single premium sales. In France we achieved good progress in savings and group protection sales.

Legal & General Investment Management

Legal & General Investment Management has maintained its remarkable record of averaging £1bn of new business per month, with gains in the first half totalling £6.9bn (1H04: £8.7bn, which included one particularly large mandate for £1.7bn). Successes in the current year included sales of £758m of actively managed bonds. Also, £721m of index fund business was generated from overseas customers as we continued to broaden the product range and geographic sources of our business.

Analysis of Profit – EEV Basis

UK life and pensions

Operating profit was £340m (1H04: £153m). Growth in life and pensions volumes enabled the new business contribution before tax and after the cost of capital to increase to £129m (1H04: £120m). The margin on UK new business (expressed as the value added from new business divided by the present value of new business premiums) was 4.1% (1H04: 5.0%) as the consequence of a different business mix, reduced margins on protection business and the impact of UK tax changes.

The contribution from in-force business of £152m was closely aligned to the expected return, with no significant experience variances or operating assumption changes. In 2004, the in-force value decreased by £38m following the adoption of revised annuitant longevity assumptions.

International life and pensions

Operating profit from international life and pensions business was £45m (1H04: £31m), including a new business contribution of £11m net of the cost of capital (1H04: £10m). The contribution from in-force business was £26m (1H04: £14m).

Selection Process for the Next Group Chief Executive



Rob Margetts Chairman

Q. Chairman, you announced the Board's choice of Tim Breedon as the Group's next Chief Executive in May. When did the selection process begin and who was involved?

A. One of the Board's standing Committees is the Nominations Committee. Its responsibilities include making recommendations for Board appointments, including that of the Group Chief Executive, to the Board. Its members are all the Board's independent non-executives, of which there are currently eight. I chair this committee and it was my job to lead the process to select the next Group Chief Executive.

The Nominations Committee met many times to discuss the appointment of the Group Chief Executive. In addition, members of the Nominations Committee were involved on numerous occasions, meeting or interviewing candidates and receiving assessment feedback. At one of the early meetings we made three key decisions: first that our search would be both external and internal, second that we would use an executive search firm to help us and third that we would aim to make the appointment before the Interim Results 2005. At this meeting the Nominations Committee also agreed the outline requirements we felt the next Group Chief Executive would need to fulfil.

Q. Given that there were five strong internal candidates for the role, what made you decide to look outside the Company as well?

A. You're right. The Nominations Committee was well aware of its fortunate position in having five well qualified, high calibre internal candidates. However, we were determined, given the importance of the role, to put the internal candidates up against the very best people available in the marketplace. In my view, the person leading Legal & General has to be not just the best person in Legal & General but the best available.

Q. How did you manage to narrow down all the candidates into one final recommendation to the Board?

A. As you would expect, we used a combination of methods to identify the person who would best meet our requirements including, in the case of the internal candidates, our knowledge of their performance. The tools we used not only included long interview sessions, first with the executive search firm and then with a panel of Board members, but also involved psychological assessments of the short-listed candidates.

Q. At the end of the day, was the Nominations Committee's decision unanimous?

A. Yes it was. All of the analysis and work we did, all of the data pointed to Tim as the best qualified candidate. He has done a remarkable job building up our index-tracking capability and more recently he has led our Investment Management business with real flair. He has shown many times that he is an individual who can lead a winning enterprise and I am absolutely convinced that he will do the same as the Group Chief Executive of your company.

In the USA, operating profit was £19m (1H04: £11m) despite the cost of claims exceeding the assumed level. The contribution from new business in the first half of 2005 was £3m (1H04: £1m) and has been calculated assuming no external financing for Triple X reserves. A securitisation transaction to finance such reserves on 2003 and 2004 new business was implemented successfully in the final quarter of 2004.

The operating profit was £16m in the Netherlands (1H04: £14m) and £10m in France (1H04: £6m). The combined contribution from new business after the cost of capital was £8m (1H04: £9m).

Legal & General Investment Management

The profit from our fund management business grew by 29% to £66m (1H04: £51m), with improved results for both new and in-force business for managed pension funds. The contribution from new managed pension funds business after the cost of capital was £21m (1H04: £17m), reflecting higher average fee rates on that new business. The result for in-force business benefited from both the increased scale of the business and better than assumed persistency.

Group funds under management grew to a record £181bn at 30 June 2005 (30 June 2004: £148bn). Funds under management by Legal & General Investment Management were £178bn (30 June 2004: £146bn) of which £116bn was managed for external clients.

Operating profit (EEV basis) (£m)


Six months to 30 June
2004
265
2005
465

Value added from UK Life and Pensions new business (£m)


Six months to 30 June
2004
120
2005
129

☐ Half year
Full year

General insurance

Gross written premiums from continuing operations grew 8% to £170m (1H04: £158m) with the growth coming from the household and healthcare business lines.

The operating profit on continuing operations was lower at £4m (1H04: £17m). The main impact was the reduced operating profit of £2m (1H04: £11m) from the household account which reflected higher bad weather claims. Other factors contributing to the overall result were a smaller release of reserves from the mortgage indemnity book and a loss on our motor account.

The previously announced sale of our 90% stake in Gresham Insurance Company Ltd to Barclays Bank PLC was completed on 31 March 2005. The sale and first quarter trading result gave rise to a profit from discontinued operations of £13m after tax.

Other operational income

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, the results of the Group's other operations and unallocated corporate expenses. The contribution of £10m (1H04: £13m) reflects higher interest expense, the impact of which has been partly offset by lower unallocated corporate and development expenses.

Profit on ordinary activities

The Group's operating profit before tax was £465m (1H04: £265m). The profit from continuing operations before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2004, was £693m (1H04: £346m). The investment return on the equity and property portfolio of the UK long term fund at 7.2% was 3.7% above the assumption for the period (1H04: 0.9% above assumption at 4.5%).

On 3 December 2004, we reported that one proposed change to the taxation of UK life business would result in a one-off reduction in the embedded value of our UK long term fund. Legislation was included in the second Finance Act

Interview with Tim Breedon, Deputy Chief Executive

Tim Breedon, Group Director (Investments) became Deputy Chief Executive on 1 June. He will become Group Chief Executive on 1 January 2006 following the retirement of Sir David Prosser.



Tim Breedon Deputy Chief Executive

Q. What do you see as your priorities over the next six months?

A. My immediate priority is to spend time with David, observing him in action and learning as much as I can from him about the role before he retires.

I also want to spend the time meeting people and listening to their views. I want to meet our shareholders; I want to visit our offices and learn from our staff what they think and, perhaps most importantly, I want to meet our customers and business partners and hear from them what their issues and priorities are.

Q. What do you believe are the strengths and qualities that make Legal & General different?

A. Our strategy is an absolutely key strength of the business. It's simple. It's been consistently applied. Everyone in the company understands it and follows it and, of course, it has been hugely effective. We've been able to increase our market share and to do so profitably. More importantly we have grown the scale of our businesses and that enables us to be efficient and, by being efficient, to be increasingly profitable. The strength of our brand has also been a valuable asset and the envy of many of our competitors. As to qualities, I do think we have a great team of senior managers and we've many excellent and committed staff throughout the whole business.

Q. What are you going to do to get the share price up to where it should be?

A. Well, I've no magic wand, if that's what you're asking. I do agree with you that we've not been properly valued. Some of that is sector related and a legacy of the severe bear market of 2001 to 2003.

However, I do think our business model is right and that its merits will be recognised. There'll be continuity rather than radical change ahead. We will keep doing those things which are adding value to our business, to ensure that we increase efficiency and push the business model forward.

Q. What about the dividend and the steady growth we've seen in that year by year?

A. I've been a member of the Board which has approved our dividend policy many times over the last three years. I've always agreed with our policy in the past and I see no reason to change it now.

Active in the Community

Legal & General devotes 0.5% of its UK pre-tax operating profits to charitable and community-based projects, seeking particularly those which are investing for the future of our fellow citizens.

Improving financial literacy in the UK has been identified by the FSA as one of its key priorities. In turn, Legal & General has made financial literacy one of the priorities of its Community Involvement programme. Our resources are focused on equipping school maths teachers with tools and skills to help them instruct the least mathematically-gifted in the concepts which underlie basic financial decision-making, as well as supporting projects which aim to make maths more interesting and relevant to students.

The Government has identified Climate Change as a top priority for its Presidency of the G8. In London, the Mayor has recently set up a new London Climate Change Agency (LCCA), with the remit to deliver the Mayor's Energy Strategy, to reduce equivalent CO_2 emissions in London and to establish London as the first sustainable city in the world. Legal & General is one of seven companies to have provided the LCCA with launch funding and support. Separately, Legal & General has asked the Carbon Trust to undertake an audit of our own carbon usage. A scoping study is currently underway.

These are just a few examples of the varied charitable and community projects in which Legal & General is involved.

Please visit our CSR Report at www.legalandgeneralgroup.com/csr for more information on the wide range of projects we support.

Profit attributable to equity holders (IFRS basis) (£m)



Six months to 30 June
2004
68
2005
358

Operating profit (IFRS basis) (£m)



Six months to 30 June
2004
272
2005
299
Half year
Full year

2005, which received Royal Assent on 20 July 2005. The EEV results are computed assuming current tax rules and any known future changes. The impact is presented in the EEV income statement as additional tax of £276m.

Analysis of Profit – IFRS Basis

Profit after tax attributable to equity holders for the half year was £358m (1H04: £68m). This reflects an increase in the underlying operating profit and benefits from increased investment returns and strong growth in Shareholder Retained Capital (SRC). The impact of the proposed change to the taxation of UK life business has not been included in the IFRS results as the change was not substantially enacted at 30 June 2005.

We have continued to disclose supplementary operating profit information based on results reported under IFRS which, we believe, provides shareholders with a better insight into the cash flows of the Group. IFRS operating profit includes a longer term investment return on both shareholders' and general insurance funds held outside the UK Long Term Fund and excludes investment return variances and the change in the SRC.

Operating profit was £299m (1H04: £272m), benefiting from substantially increased profit from institutional fund management and from the impact of favourable investment variances in overseas life and pensions.

The UK life and pensions operating profit before tax was £183m (1H04: £178m), as the slightly lower with-profits contribution was more than offset by an increased transfer from the non profit business. The accrued transfer from non profit business has been determined by reference to a smoothed investment return on both the shareholder net worth and the embedded value of non profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the SRC. The external servicing cost of the related debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses was £58m (1H04: £32m). This was primarily as the result of a significantly increased contribution from the Netherlands where, under IFRS, all assets but not all liabilities are valued at fair value.

Legal & General Investment Management profits grew by 38% to £44m (1H04: £32m). The result reflected the increased scale of the business and tightly controlled costs.

In aggregate, the SRC increased by £116m pre tax (1H04: a reduction of £150m). This reflected the impact of improved investment returns, the net capital released from the growing book of non profit business and the transfer to shareholders from non profit business. The new business strain on higher volumes of non profit business was broadly offset by the expected release of capital from the existing book of business.

Capital Strength

Legal & General remains one of the strongest companies in its sector. Our capital position underpins our ability to continue to grow new business volumes profitably.

As at 30 June 2005, the value of the assets supporting the UK with-profits

business was estimated to have exceeded realistic liabilities by £970m (31 December 2004: £860m). The required Risk Capital Margin (RCM) for the with-profits fund, calculated by reassessing realistic assets and liabilities in financially stressed conditions, was £470m at 30 June 2005 (31 December 2004: £640m). The RCM has fallen significantly, primarily as a result of management actions taken during the first half of 2005 to reduce the with-profits fund's exposure to financial risks.

The total capital resources available to Legal & General Assurance Society Ltd (the Group's main UK operating subsidiary), estimated at £7.6bn at 30 June 2005 (£7.0bn at 31 December 2004), included an implicit item of £755m in respect of non profit business, and exceeded the total capital requirement by £4.4bn (£4.0bn at 31 December 2004).

At the Group level, the Insurance Group Directive capital surplus was estimated to be £1.9bn in excess of the required capital of £3.4bn.

Payment of Dividend

The interim dividend of 1.65p per share will be paid on 3 October 2005 to shareholders registered at the close of business on 9 September. The shares go ex-dividend on 7 September. A Dividend Re-investment Plan is available to shareholders.

Chief Executive Succession

Tim Breedon was appointed Deputy Group Chief Executive with effect from 1 June 2005. Sir David Prosser will stand down from the Group Board at the end of the year but will remain in the employment of the Group until his retirement in March 2006. Tim Breedon will assume the role of Group Chief Executive from 1 January 2006.

Outlook

The UK market will continue to offer opportunities to grow our business and we expect to outperform the market in the second half. However, second half comparators are more demanding so the growth rate is likely to be lower.

Life protection sales will continue to be impacted by the level of housing market transactions but re-mortgaging activity remains relatively resilient. Unit-linked bond sales have been strong, reflecting increasing consumer confidence as equity markets recover. We expect demand for medium term savings products to be further supported by rising equity values and to benefit from the extension of our product range.

Pension sales have been buoyant in the first half and we would expect the Government's initiatives on pension simplification to have a positive impact in 2006. Despite this, the overall level of saving for retirement is insufficient to meet the Government's policy objectives. We look forward to the second report of the Pensions Commission to be published in the Autumn, which will make recommendations to address the issues identified in the initial report.

The advent of depolarisation has led advisors to review their distribution models. A number of IFA networks have developed a multi-tie capability and we were pleased that Sesame recently announced Legal & General's inclusion in their multi-tie panel. Home of Choice, the independent mortgage network, announced in July that Legal & General had been appointed to its mortgage protection panel.

Our partnership with Cofunds will allow independent advisors to use the Cofunds platform to offer multi-manager choice within Legal & General bond and pensions products. A Legal & General branded version of the platform will offer that flexibility to tied advisors and has been adopted by Bradford & Bingley for their Portfolio Bond.

These important developments reinforce the strength and breadth of Legal & General's product range and distribution capabilities. We also believe that further market share concentration will provide Legal & General with good opportunities for profitable growth. We have the combination of products, brand, financial strength and distribution to be able to take full advantage of these opportunities.

Financial Services and Markets Tribunal

Shareholders will recall that in October 2003 the FSA issued Legal & General with a Decision Notice in relation to the sale of some endowment policies between 1997 and 1999. The Board considered both the Decision Notice and the process by which it had been issued to have been unfair and accordingly decided to appeal the Notice to the Financial Services and Markets Tribunal.

The Tribunal issued its provisional decision on the case in January 2005. Earlier this year, the Chairman, in his Annual Report Statement, summarised the Tribunal's main findings and welcomed the decision of the FSA to review its enforcement procedures in the light of the Tribunal's comments.

In the months since the Annual Report was published, there have been two important developments. First, the Tribunal has issued its final judgement. This reduced from £1,100,000 to £575,000 the penalty imposed on Legal & General. Secondly, the FSA has very recently published the conclusions of its Enforcement Process Review. This Review accepted almost all the recommendations we had submitted. Sir David Prosser, Group Chief Executive, welcomed the Review commenting, "The Review of Enforcement procedures at the FSA has been very thorough and will lead to a fairer and better process."

For our latest news visit www.legalandgeneralgroup.com



Andrew Palmer Group Director (Finance)

The methods by which we report our profits have recently changed. Andrew Palmer, Group Director (Finance), takes the opportunity to answer some questions on why these changes have been necessary and what they mean for Legal & General.

Q. Why are there two bases of reporting?

A. The Group has two reporting bases for long term business, and until 2005 these have been the Modified Statutory Solvency (MSSB) and Achieved Profits (AP) bases. The MSSB has been the primary reporting method, designed to demonstrate solvency and to better reflect cash flows. The supplementary AP reporting method was developed by the ABI to provide additional relevant information on the performance of the business; specifically it recognises the shareholders' interest in the in-force long term business.

> The key objective of these reporting changes is to achieve further improvements in the transparency, consistency and comparability of reporting across Europe

Q. Why was it necessary to change Legal & General's accounting methodologies?

A. The European Commission (EC) directed all listed companies in Europe to prepare their consolidated financial statements using EC adopted International Financial Reporting Standards (IFRS) from 1 January 2005. Additionally, the Chief Financial Officers of Europe's leading insurers (the CFO Forum), including Legal & General, agreed to develop and adopt a more consistent and transparent set of embedded value principles, European Embedded Value (EEV), from 2005.

The key objective of these reporting changes is to achieve further improvements in the transparency, consistency and comparability of reporting across Europe, enabling users of accounts to compare and understand the results of different companies more easily.

To comply with the EC directive and the CFO Forum agreement, Legal & General has changed its accounting methodologies from MSSB to IFRS and from AP to EEV.

Q. How have these changes affected Legal & General?

A. Overall the impact of implementing IFRS and EEV has not been significant on shareholders' equity; there has been no impact on the underlying economics of our business and no changes to our dividend policy are anticipated. There are however substantial presentational changes to the Group's balance sheet and income statement under IFRS, and there will be considerable additional disclosure required under both these bases in the Group's Annual Report and Accounts for 2005.

Q. What are the key changes to the accounting bases?

A. In May 2005 the Group provided information to the markets on its IFRS and EEV restatements. These comprise restated IFRS and EEV consolidated balance sheets and related income statements for the full year 2004, together with the accounting policies adopted by the Group and reconciliations to previously reported MSSB and AP results. Details of these restatements, including an audiocast of the presentation given to analysts, can be found on our website, www.legalandgeneralgroup.com. The full year 2004 results included

in this financial information are in agreement with those restated results.

The key IFRS requirements affecting our financial statements are:

- contracts are classified as participating or non-participating and insurance or investment. For insurance contracts there is a two phased approach for implementing IFRS, with Phase I providing an interim solution until a comprehensive standard for insurance contracts is developed. Under Phase I, the majority of the Group's contracts continue to be accounted for under the existing UK accounting policies, although claims equalisation provisions are not permitted. For participating contracts, liabilities are measured on a realistic basis in accordance with the requirements of Financial Reporting Standard 27 'Life Assurance'
- the Group's pension scheme deficit is recognised in the balance sheet
- dividends declared after the year end no longer meet the definition of a liability and are only recognised in the period that they are declared and appropriately approved.

In the supplementary results, the Group uses EEV methodology to value Individual and Group life, pensions and annuity business written in the UK, Europe and the US, as well as our UK managed pension funds. EEV methodology makes no distinction between insurance and investment contracts in the way the IFRS basis does. All other business is accounted for on an IFRS basis.

The EEV principles build on the previous AP methodology with improvements to disclosure and transparency. The key improvements are:

- a more transparent approach to setting risk discount rates
- explicit provision for financial options and guarantees
- a more rigorous approach to determining cost of capital.

Q. Are these new figures telling me anything different about Legal & General?

A. Implementation of IFRS and EEV has had limited impact on our financial results. The key measures are compared below.

Implementation of IFRS and EEV has had limited impact on our financial results

Q. Are the methodologies now stable or may they have to change again?

A. The changes in accounting methodologies mean that all listed companies across Europe are now following a standard set of rules. This is expected to improve the transparency and consistency of reporting and enable users to compare the results of different companies more easily. We welcome this improvement.

As mentioned earlier, this is the first phase of the change to IFRS for insurance companies. A specific standard for insurance contracts is still being developed and once this has been adopted by the EC, we will have to implement further changes to our methodologies in order to maintain compliance. This is expected to be in 2007 at the earliest. Additionally, the International Accounting Standards Board is continually refining the accounting standards and we will ensure that all of these changes are implemented as early as possible.

	IFRS restatement – 31.12.04		EEV restatement – 31.12.04	
	IFRS	MSSB	EEV	AP
Operating profit from continuing operations before tax	£611m	£601m	£745m	£782m
Profit attributable to equity holders	£451m	£464m	£849m	£870m
Shareholders' equity	£3,671m	£3,376m	£6,182m	£6,116m
Contribution from new business*	N/A	N/A	£276m	£317m

* Contribution before tax from new worldwide life and pensions business

European Embedded Value Basis Consolidated Income Statement

Six months ended 30 June 2005

	Notes	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Profit from continuing operations				
Life and pensions	3/4	**385**	184	587
Institutional fund management		**66**	51	104
General insurance	5	**4**	17	32
Other operational income	6	**10**	13	22
Operating profit		**465**	265	745
Variation from longer term investment return	7	**206**	80	414
Effect of economic assumption changes	3	**11**	(7)	34
Property income attributable to minority interests		**11**	8	32
Profit from continuing operations before tax attributable to equity holders		**693**	346	1,225
Tax		**(182)**	(100)	(349)
Effect of UK tax changes	14	**(276)**	–	–
Profit from continuing operations after tax		**235**	246	876
Profit from discontinued operations		**13**	2	5
Profit on ordinary activities after tax		**248**	248	881
Profit attributable to minority interests	8	**(11)**	(8)	(32)
Profit attributable to equity holders		**237**	240	849
Earnings per share		**p**	p	p
Based on operating profit from continuing operations after tax		**5.10**	3.01	8.27
Based on profit attributable to equity holders		**3.67**	3.70	13.10
Diluted earnings per share				
Based on operating profit from continuing operations after tax		**4.98**	3.00	8.12
Based on profit attributable to equity holders		**3.61**	3.69	12.72

This financial information was approved by the Board on 27 July 2005.

The results for the six months to 30 June 2005 and 30 June 2004 are unaudited, but have been subject to a review by the independent auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the restated financial information from Achieved Profits (AP) to European Embedded Value (EEV) for the year ended 31 December 2004 published on 24 May 2005. The published 31 December 2004 supplementary financial information includes an independent auditors' report which is unqualified.

The original results for the year ended 2004 published on 24 February 2005 have been filed with the Registrar of Companies and include an independent auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

These figures have been prepared for covered business using the EEV basis. The International Financial Reporting Standards (IFRS) results are included at pages 17 to 26.

European Embedded Value Basis
Consolidated Balance Sheet
Six months ended 30 June 2005

	Notes	At 30.6.05 £m	At 30.6.04 restated £m	At 31.12.04 restated £m
Assets				
Investments		**163,963**	130,731	147,761
Long term in-force business asset		**2,404**	2,324	2,535
Other assets		**6,080**	6,306	5,088
Non-current assets held for sale		**–**	649	733
		172,447	140,010	156,117
Equity and liabilities				
Shareholders' equity	18	**6,173**	5,691	6,182
Minority interests		**215**	167	214
Subordinated borrowings	9	**801**	394	394
Unallocated divisible surplus		**1,938**	1,396	1,559
Participating contract liabilities		**19,152**	18,056	18,817
Non-participating contract liabilities		**138,687**	109,523	124,193
Senior borrowings	9	**1,573**	1,608	1,452
Other creditors and provisions		**3,908**	2,612	2,672
Non-current liabilities held for sale		**–**	563	634
		172,447	140,010	156,117

Notes to the Financial Information

1. Basis of preparation

This financial information has been prepared in accordance with the EEV Principles issued in May 2004 by the European CFO Forum. The detailed methodology used was included in the restated financial information for the year ended 31 December 2004 published on 24 May 2005. The income statement comprises returns to shareholders and excludes policyholders returns.

2. New business

	30.6.05 Annual £m	30.6.05 Single £m	30.6.04 Annual £m	30.6.04 Single £m	Full year 2004 Annual £m	Full year 2004 Single £m
Life and pensions						
Life	**109**	**1,042**	115	820	219	1,808
Individual pensions	**83**	**948**	61	562	126	1,476
Group pensions	**2**	**333**	2	232	3	456
UK	**194**	**2,323**	178	1,614	348	3,740
USA	**19**	**0**	27	0	51	1
Netherlands	**6**	**78**	6	64	13	117
France	**14**	**91**	10	68	14	152
Total worldwide life and pensions business	**233**	**2,492**	221	1,746	426	4,010
Retail investment business						
ISAs – UK	**9**	**289**	13	389	20	499
Unit trusts – UK	**1**	**1,304**	1	621	2	1,066
– France	**–**	**10**	–	8	–	23
Total worldwide new business	**243**	**4,095**	235	2,764	448	5,598
Institutional fund management*		**6,875**		8,743		15,547

Annual premium equivalent (APE) is calculated for total new business, including ISAs and unit trusts, and comprises the new annual premiums together with 10% of single premiums. APE from insurance business in the first six months was £238m (1H04: £243m; FY04: £475m). APE from total new business in the same period was £652m (1H04: £511m; FY04: £1,008m).

* Excludes £1.8bn (1H04: £2.2bn; FY04: £5.0bn) which is held on a temporary basis, generally as part of a portfolio reconstruction.

European Embedded Value Basis
Notes to the Financial Information

3. Profit from continuing operations after tax from covered business

	UK £m	International £m	Life and pensions total £m	Managed pension funds* £m	Total £m
Six months ended 30.6.05					
Contribution from:					
New business after cost of capital	**129**	**11**	**140**	**21**	**161**
In-force business					
– expected return	**145**	**29**	**174**	**10**	**184**
– experience variances	**11**	**0**	**11**	**12**	**23**
– operating assumption changes	**(4)**	**(3)**	**(7)**	**13**	**6**
Development costs	**(5)**	**–**	**(5)**	**0**	**(5)**
Shareholder net worth	**64**	**8**	**72**	**3**	**75**
Operating profit	**340**	**45**	**385**	**59**	**444**
Variation from longer term investment return	**135**	**10**	**145**	**11**	**156**
Effect of economic assumption changes	**21**	**(11)**	**10**	**1**	**11**
Profit from continuing operations before tax	**496**	**44**	**540**	**71**	**611**
Tax	**(131)**	**(15)**	**(146)**	**(21)**	**(167)**
Effect of UK tax changes	**(276)**	**–**	**(276)**	**–**	**(276)**
Profit from continuing operations after tax	**89**	**29**	**118**	**50**	**168**
Six months ended 30.6.04 (restated)					
Contribution from:					
New business after cost of capital	120	10	130	17	147
In-force business					
– expected return	138	24	162	9	171
– experience variances	43	(9)	34	8	42
– operating assumption changes**	(219)	(1)	(220)	8	(212)
Development costs	–	–	–	0	0
Shareholder net worth	71	7	78	3	81
Operating profit	153	31	184	45	229
Variation from longer term investment return	111	(5)	106	0	106
Effect of economic assumption changes	(6)	0	(6)	(1)	(7)
Profit from continuing operations before tax	258	26	284	44	328
Tax	(70)	(9)	(79)	(13)	(92)
Profit from continuing operations after tax	188	17	205	31	236
Full year ended 31.12.04 (restated)					
Contribution from:					
New business after cost of capital	241	35	276	36	312
In-force business					
– expected return	273	49	322	18	340
– experience variances	46	17	63	15	78
– operating assumption changes**	(221)	1	(220)	18	(202)
Development costs	–	–	–	(1)	(1)
Shareholder net worth	135	11	146	6	152
Operating profit	474	113	587	92	679
Variation from longer term investment return	363	3	366	11	377
Effect of economic assumption changes	15	19	34	0	34
Profit from continuing operations before tax	852	135	987	103	1,090
Tax	(238)	(46)	(284)	(31)	(315)
Profit from continuing operations after tax	614	89	703	72	775

* Included in the Institutional fund management result of £66m (1H04: £51m; FY04: £104m).

** The largest impact on UK life and pensions business in 2004 was from the strengthening of assumptions for annuitant longevity.

4. Life and pensions operating profit

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
UK	**340**	153	474
USA	**19**	11	72
Netherlands	**16**	14	30
France	**10**	6	11
	385	184	587

5. General insurance gross premiums and operating profit

	30.6.05 Premiums written £m	30.6.05 Operating profit £m	30.6.04 restated Premiums written £m	30.6.04 restated Operating profit £m	Full year 2004 restated Premiums written £m	Full year 2004 restated Operating profit £m
Continuing operations						
Household	**115**	**2**	107	11	222	22
Other	**55**	**2**	51	6	103	10
	170	**4**	158	17	325	32

6. Other operational income

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Shareholders' other income			
Investment return on shareholders' equity	**55**	55	109
Interest expense	**(42)**	(34)	(74)
	13	21	35
Retail investments	**4**	(1)	4
Other operations	**(3)**	1	(4)
Unallocated corporate and development expenses	**(4)**	(8)	(13)
	10	13	22

7. Variation from longer term investment return

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Covered business	**156**	106	377
Institutional fund management	**0**	(2)	0
General insurance	**(2)**	(6)	(3)
Other operational income	**52**	(18)	40
	206	80	414

For covered business the variation from longer term investment return represents the effect of the investment performance and changes to investment policy in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

8. Minority interests

In 2005 minority interests represent third party interests in property investment vehicles which are consolidated in the Group's results. The 2004 minority interests also include interests in venture capital subsidiaries.

European Embedded Value Basis
Notes to the Financial Information

9. Analysis of borrowings

	At 30.6.05 £m	At 30.6.04 restated £m	At 31.12.04 restated £m
Subordinated borrowings			
Undated subordinated notes (upper tier 2)	**395**	394	394
Dated subordinated notes 2025 (lower tier 2)	**406**	–	–
Total subordinated borrowings	**801**	394	394
Senior borrowings			
2.75% Convertible bond 2006	**501**	486	493
Medium term notes 2031 – 2041	**597**	597	597
Euro commercial paper 2005	**71**	–	–
Bank loans 2005	**4**	2	2
Accrued interest	**12**	11	17
Non-recourse financing			
– Triple X 2025	**295**	–	275
– Property partnership loans 2011	**93**	512	68
Total senior borrowings	**1,573**	1,608	1,452
Total borrowings	**2,374**	2,002	1,846
Total borrowings (excluding non-recourse financing)	**1,986**	1,490	1,503

The convertible bond matures in 2006 and is convertible into ordinary shares of the Company at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which represents approximately 4.4% of the current issued share capital.

In June 2005 the Group issued €600m of dated subordinated debt which was swapped into sterling and the proceeds of which are intended to be used to repay part of the convertible bond which matures in 2006.

In November 2004 a subsidiary of Legal & General America issued US$550m of non-recourse debt in the US domestic capital markets to meet the Regulation Triple X reserve requirements on the US term insurance business.

The property partnership borrowings relate to loans secured on specific properties. The decrease in these loans since 30 June 2004 is due to the conversion of certain property partnership interests into unit trusts which the Group does not control. Consequently there is no longer a requirement to consolidate these borrowings in the Group's results.

10. Exchange rates

Period end exchange rates	**30.6.05**	30.6.04	31.12.04
United States Dollar	**1.79**	1.81	1.92
Euro	**1.48**	1.49	1.41

Average exchange rates	**1.1.05 – 30.6.05**	1.1.04 – 30.6.04	1.7.04 – 31.12.04
United States Dollar	**1.87**	1.82	1.84
Euro	**1.46**	1.48	1.46

11. Time value of options and guarantees

	At 30.6.05 £m	At 30.6.04 £m	At 31.12.04 £m
Life and pensions			
UK with-profits	**4**	7	8
UK non profit	**25**	24	24
International	**8**	8	8
Total covered business	**37**	39	40

12. Embedded value

	UK £m	**International £m**	**Life and pensions total £m**	**Managed pension funds £m**	**Total £m**
At 30.6.05					
Value of in-force business	**2,935**	**476**	**3,411**	**215**	**3,626**
Shareholder net worth	**1,464**	**290**	**1,754**	**188**	**1,942**
Embedded value	**4,399**	**766**	**5,165**	**403**	**5,568**
At 30.6.04 (restated)					
Value of in-force business	2,734	420	3,154	171	3,325
Shareholder net worth	1,451	207	1,658	161	1,819
Embedded value	4,185	627	4,812	332	5,144
At 31.12.04 (restated)					
Value of in-force business	2,885	431	3,316	191	3,507
Shareholder net worth	1,560	276	1,836	162	1,998
Embedded value	4,445	707	5,152	353	5,505

For the UK life and pensions business, shareholder net worth comprises the shareholder retained capital (SRC) and the sub fund both net of an appropriate allowance for tax. The principal adjustments to the SRC for EEV purposes are the removal of deferred acquisition costs, deferred income liabilities and deferred tax and the addition of sterling reserves. It also includes intra-group subordinated debt capital at its face value of £602m.

13. Reconciliation of shareholder net worth of covered business

	At 30.6.05 £m	At 30.6.04 restated £m	At 31.12.04 restated £m
Shareholder net worth of long term operations (IFRS basis)	**3,188**	2,851	2,994
Other assets (IFRS basis)	**605**	547	677
Shareholders' equity on the IFRS basis	**3,793**	3,398	3,671
Purchased interests in long term business	**(24)**	(31)	(24)
Sub-fund	**258**	227	245
Deferred acquisition costs / deferred income liabilities	**(780)**	(746)	(731)
Deferred tax*	**(546)**	(333)	(358)
Other**	**(154)**	(149)	(128)
Shareholder net worth on the EEV basis	**2,547**	2,366	2,675
Represented by:			
Shareholder net worth of long term operations (EEV basis)	**1,942**	1,819	1,998
Other assets (IFRS basis)	**605**	547	677
	2,547	2,366	2,675

* Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' assets were eventually distributed.

** Other relates primarily to the different treatment of sterling reserves and other long term reserves under EEV compared with IFRS.

European Embedded Value Basis
Notes to the Financial Information

14. Effect of UK tax changes

This tax charge represents a one-off reduction in the embedded value arising from changes in tax law. The Finance (No. 2) Act 2005, enacted on 20 July 2005, includes provisions which change the way in which investment return is apportioned between categories of business for the purposes of computing taxable profits earned from writing pensions business. These changes will result in significantly larger taxable pensions business profits in the non profit part of the fund from 2005 onwards.

15. Sensitivities to economic assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative economic assumptions on the long term embedded value and new business contribution.

Effect on embedded value at 30 June 2005

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities/ property yields £m	1% lower equities/ property yields £m	10% lower equities/ property values £m
Life and pensions						
– UK	4,399	305	(265)	228	(227)	(293)
– International	766	60	(53)	7	(6)	(14)
Total life and pensions	5,165	365	(318)	235	(233)	(307)
Managed pension funds	403	9	(9)	5	(5)	(12)
Total covered business	5,568	374	(327)	240	(238)	(319)

Effect on new business contribution for the period

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities/ property yields £m	1% lower equities/ property yields £m	10% lower equities/ property values £m
Life and pensions						
– UK	129	29	(25)	16	(16)	n/a
– International	11	11	(10)	0	0	0
Total life and pensions	140	40	(35)	16	(16)	0
Managed pension funds	21	1	(1)	1	(1)	n/a
Total covered business	161	41	(36)	17	(17)	0

In calculating the alternative values all other assumptions are left unchanged.

16. Assumptions

	At 30.6.05 % pa	At 30.6.04 restated % pa	At 31.12.04 restated % pa	At 31.12.03 restated % pa
UK				
Equity risk premium	**3.0**	3.0	3.0	3.0
Property risk premium	**2.0**	2.0	2.0	2.0
Investment return				
– Gilts:				
Fixed interest	**4.2**	5.0	4.5	4.7
RPI linked	**4.2**	5.0	4.5	4.6
– Non-gilts:				
Fixed interest	**4.5-5.0**	5.4-5.8	4.9-5.3	5.1-5.5
RPI linked	**4.3-4.8**	5.2-5.6	4.7-5.1	5.1-5.4
– Equities	**7.2**	8.0	7.5	7.7
– Property	**6.2**	7.0	6.5	6.7
Risk margin	**3.0**	3.0	3.0	3.0
Risk discount rate (after tax)	**7.2**	8.0	7.5	7.7
Inflation				
– Expenses/earnings	**3.6**	4.0	3.8	3.8
– Indexation	**2.6**	3.0	2.8	2.8
USA				
Reinvestment rate	**4.7**	5.3	4.9	4.8
Risk margin	**3.0**	3.0	3.0	3.0
Risk discount rate (after tax)	**7.0**	7.7	7.3	7.3
Europe				
Government bond rate	**3.3**	4.5	3.8	4.5
Risk margin	**3.0**	3.0	3.0	3.0
Risk discount rate (after tax)	**6.3**	7.5	6.8	7.5

Operational assumptions, which are reviewed annually to reflect recent operating experience, are largely unchanged from those made at the end of 2004. The value of new business has been calculated using actual acquisition costs.

17. Dividends

	30.6.05 Per share p	30.6.05 Total £m	30.6.04 Per share p	30.6.04 Total £m	Full year 2004 Per share p	Full year 2004 Total £m
Ordinary share dividend paid in the period	**3.45**	**224**	3.33	216	4.94	321
Ordinary share dividend proposed*	**1.65**	**107**	1.61	105	3.45	224

* The dividend proposed has not been included as a liability in the balance sheet.

European Embedded Value Basis
Notes to the Financial Information

18. Shareholders' equity segmental analysis

	At 30.6.05 £m	At 30.6.04 restated £m	At 31.12.04 restated £m
UK*	**4,399**	4,185	4,445
Society shareholder capital**	**2,049**	1,877	1,973
Society shareholders' equity on an EEV basis	**6,448**	6,062	6,418
Embedded value of international life and pensions business			
– USA	**543**	444	489
– Netherlands	**138**	112	139
– France	**85**	71	79
	7,214	6,689	7,125
Institutional fund management***	**445**	367	390
	7,659	7,056	7,515
General insurance	**161**	227	247
Corporate funds****	**(1,647)**	(1,592)	(1,580)
	6,173	5,691	6,182

* Includes £602m of intra-group subordinated debt capital attributed to the SRC.

** Represents surplus capital held outside the UK Long Term Fund, including the rights issue proceeds.

*** Includes £403m (1H04: £332m; FY04: £353m) net assets of managed pension funds business.

**** Includes the convertible debt of £501m (1H04: £486m; FY04: £493m) and £602m of senior debt which has been on lent to the UK Long Term Fund.

19. Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding NV (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

Supplementary Operating Profit Information based on results reported under International Financial Reporting Standards
Consolidated Income Statement
Six months ended 30 June 2005

	Notes	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Profit from continuing operations				
Life and pensions	2	**241**	210	488
Institutional fund management		**44**	32	69
General insurance		**4**	17	32
Other operational income		**10**	13	22
Operating profit		**299**	272	611
Variation from longer term investment return		**50**	(26)	37
Shareholder retained capital (SRC) movement	3	**116**	(150)	(20)
Property income attributable to minority interests		**11**	8	32
Profit from continuing operations before income tax attributable to equity holders		**476**	104	660
Tax		**(120)**	(30)	(182)
Profit from continuing operations after tax		**356**	74	478
Profit from discontinued operations		**13**	2	5
Profit on ordinary activities after tax		**369**	76	483
Profit attributable to minority interests		**(11)**	(8)	(32)
Profit attributable to equity holders		**358**	68	451
Earnings per share		p	p	p
Based on operating profit from continuing operations after tax		**3.18**	3.01	6.71
Based on profit attributable to equity holders		**5.53**	1.05	6.96
Diluted earnings per share				
Based on operating profit from continuing operations after tax		**3.15**	3.00	6.63
Based on profit attributable to equity holders		**5.38**	1.05	6.87

This supplementary financial information is an alternative analysis of the IFRS income statement.

Supplementary Operating Profit Information based on results reported under International Financial Reporting Standards
Notes to the Consolidated Income Statement

1. Basis of preparation

For UK long term insurance business operating profit is the accrued distributable profit and loss account transfer, grossed up at the corporate tax rate, and for non profit business is augmented by the distribution in respect of the intra-group subordinated debt capital included within the SRC. Operating profit includes a longer term investment return on both shareholders' and General insurance funds held outside the UK Long Term Fund. It excludes investment return variances and the change in the SRC. The income statement comprises returns to shareholders and excludes policyholders returns.

2. Life and pensions operating profit

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
With-profits business	**32**	33	67
Non profit business	**151**	145	324
UK	**183**	178	391
USA	**27**	25	58
Netherlands	**31**	6	39
France	**0**	1	0
Worldwide	**241**	210	488

3. Movement in SRC

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Investment income	**36**	34	60
Interest expense and charges	**(1)**	(1)	(2)
Realised investment gains	**48**	59	100
Unrealised investment gains/(losses)	**46**	(26)	51
Investment return on SRC	**129**	66	209
Net capital released from/(invested in) non profit business	**138**	(71)	95
Distribution of operating profit from non profit business	**(151)**	(145)	(324)
SRC movement before tax	**116**	(150)	(20)
SRC at 1 January	**2,196**	2,214	2,214
SRC movement before tax	**116**	(150)	(20)
Tax (charge)/credit	**(18)**	50	19
SRC movement included in the statement of recognised income and expense for the period	**7**	(2)	(17)
SRC at end of period	**2,301**	2,112	2,196

SRC includes intra-group subordinated debt capital of £602m.

International Financial Reporting Standards Basis
Condensed Consolidated Income Statement
Six months ended 30 June 2005

	Notes	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Net premiums earned		**1,899**	1,722	3,349
Net investment return		**9,994**	2,733	13,590
Other revenue		**156**	131	300
Total revenue		**12,049**	4,586	17,239
Net claims and change in insurance liabilities		**2,806**	1,766	4,281
Change in provisions for investment contract liabilities		**7,669**	2,119	9,789
Other expenses	3	**1,010**	606	2,397
Total expenses		**11,485**	4,491	16,467
Profit before income tax		**564**	95	772
Income tax attributable to policyholder returns		**(88)**	9	(116)
Profit from continuing operations before income tax attributable to equity holders		**476**	104	656
Total income tax expense		**(208)**	(21)	(298)
Less income tax attributable to policyholder returns		**88**	(9)	116
Income tax attributable to equity holders		**(120)**	(30)	(182)
Profit from continuing operations after income tax		**356**	74	474
Profit from discontinued operations	4	**13**	2	9
Profit on ordinary activities after income tax		**369**	76	483
Profit attributable to minority interests		**(11)**	(8)	(32)
Profit attributable to equity holders		**358**	68	451
Dividend distributions to equity holders during the period		**(224)**	(216)	(321)
Earnings per share		p	p	p
Based on profit from continuing operations after income tax	5	**5.33**	1.02	6.82
Diluted earnings per share				
Based on profit from continuing operations after income tax	5	**5.19**	1.02	6.74

This financial information was approved by the Board on 27 July 2005.

The results for the six months to 30 June 2005 and 30 June 2004 are unaudited, but have been subject to a review by the independent auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the restated financial information from UK GAAP to IFRS for the year ended 31 December 2004 published on 24 May 2005. The published 31 December 2004 financial information includes an independent auditors' report which is unqualified.

The original results for the year ended 2004 published on 24 February 2005 have been filed with the Registrar of Companies and include an independent auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

International Financial Reporting Standards Basis
Condensed Consolidated Balance Sheet
Six months ended 30 June 2005

	At 30.6.05 £m	At 30.6.04 restated £m	At 31.12.04 restated £m
Assets			
Investments	**163,963**	130,731	147,761
Other assets	**6,104**	6,337	5,112
Non-current assets held for sale	**–**	649	733
	170,067	137,717	153,606
Equity and liabilities			
Shareholders' equity	**3,793**	3,398	3,671
Minority interests	**215**	167	214
Total equity	**4,008**	3,565	3,885
Subordinated borrowings	**801**	394	394
Unallocated divisible surplus	**1,938**	1,396	1,559
Participating contract liabilities	**19,152**	18,056	18,817
Non-participating contract liabilities	**138,687**	109,523	124,193
Senior borrowings	**1,573**	1,608	1,452
Other creditors and provisions	**3,908**	2,612	2,672
Non-current liabilities held for sale	**–**	563	634
Total liabilities	**166,059**	134,152	149,721
	170,067	137,717	153,606

Consolidated Statement of Recognised Income and Expense
Six months ended 30 June 2005

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Fair value losses on cash flow hedges	**0**	(4)	(4)
Exchange differences on translation of foreign operations	**7**	(7)	(8)
Actuarial losses on defined benefit pension scheme	**(28)**	(5)	(43)
Actuarial losses on defined benefit pension scheme transferred to unallocated divisible surplus	**11**	2	17
Net change in available-for-sale investments	**0**	(13)	(2)
Net expense recognised directly in equity	**(10)**	(27)	(40)
Profit on ordinary activities after income tax	**369**	76	483
Total recognised income and expense for the period	**359**	49	443

Condensed Consolidated Statement of Movements in Equity
Six months ended 30 June 2005

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
At beginning of period	**3,885**	3,726	3,726
Total recognised income and expense for the period	**359**	49	443
Net movements in share capital, employee share schemes and treasury shares	**(2)**	6	14
Dividend distributions during the period	**(224)**	(216)	(321)
Movements in minority interests including disposals	**(10)**	0	23
At end of period	**4,008**	3,565	3,885

International Financial Reporting Standards Basis
Condensed Consolidated Cash Flow Statement
Six months ended 30 June 2005

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Profit on ordinary activities after income tax	**369**	76	483
Non cash movements in net profit for the period	**(6,540)**	(314)	(7,674)
Net increase in operational assets	**(6,126)**	(10,463)	(17,665)
Net increase in operational liabilities	**13,396**	10,839	25,336
Net cash flows from operating activities	**1,099**	138	480
Cash flows from investing activities			
Net acquisition of property, plant and equipment	**(9)**	(2)	(11)
Net proceeds from disposal of Gresham	**73**	–	–
Net cash flows from investing activities	**64**	(2)	(11)
Cash flows from financing activities			
Dividends paid	**(224)**	(216)	(321)
Proceeds from issue of ordinary share capital	**0**	0	1
Purchase of treasury shares	**(11)**	(1)	(1)
Increase in borrowings	**493**	59	373
Net cash flows from financing activities	**258**	(158)	52
Net increase/(decrease) in cash and cash equivalents	**1,421**	(22)	521
Exchange losses on cash and cash equivalents	**(3)**	(10)	(2)
Cash and cash equivalents at beginning of period	**2,992**	2,473	2,473
Cash and cash equivalents at end of period	**4,410**	2,441	2,992

Under IFRS, the Group's Consolidated Cash Flow Statement includes all cash and cash equivalent flows of the Group, including those relating to the UK Long Term Fund. Under UK GAAP, cash flows are presented separately for operating activities, interest paid, taxation, equity dividends paid, portfolio investments and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

International Financial Reporting Standards Basis
Notes to the Financial Information

1. Basis of preparation

The condensed consolidated financial information for the period ended 30 June 2005 has been prepared using consistent accounting policies that are expected to be used in the Group's annual financial statements to 31 December 2005. These accounting policies are based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted or expected to be adopted by the European Commission (EC) to be effective for 2005 year ends. The principal accounting policies adopted in preparing this financial information are set out in the IFRS financial information published on 24 May 2005. Due to the continuing work of the IASB and possible amendments to the interpretive guidance, the Group's accounting policies and consequently the information presented may change prior to the publication of the Group's first annual financial statements under IFRS.

The Group has elected to apply policies based on the recently issued amendment to International Accounting Standards (IAS) 19 'Employee Benefits' which permits actuarial gains and losses to be recognised outside the Income Statement in the Statement of Recognised Income and Expense (SORIE). It is expected that the amendment will be endorsed by the EC in time for adoption in the Group's 2005 full year results.

In October 2004 the EC adopted a carved out version of IAS 39 'Financial Instruments: Recognition and Measurement'. The carve out removes the use of the fair value option for financial liabilities and relaxes the hedge accounting requirements. However, guidance issued by the UK's Accounting Standards Board (ASB), clarifies that UK insurance companies are able to: (i) apply the hedge accounting provisions within IAS 39 in full; (ii) continue to measure liabilities arising from unit linked contracts by reference to the value of the underlying units, assets, share index or reference value; and (iii) take changes in that value through the income statement. The Group has adopted this ASB guidance.

In June 2005 the IASB issued an amendment to IAS 39 which restricts the use of the fair value option for both assets and liabilities unless certain conditions are met for annual periods beginning on or after 1 January 2006. It is expected that the Group will meet these conditions, for assets and liabilities where it currently applies the fair value option. Therefore although additional review and documentation is required to comply with these amendments, no impact is expected on the results. The Group is intending to early adopt this amendment in the Group's 2005 full year results.

Consistent with IFRS 4 'Insurance Contracts', the Group continues to apply existing accounting policies to its insurance contracts and participating investment contracts, but has the option to make improvements to its policies if the changes make the financial statements more relevant to the decision making needs of users. The Group has elected to make improvements to its accounting policy for participating contracts in the UK by adopting Financial Reporting Standard (FRS) 27 'Life Assurance' issued by the ASB in December 2004 in the IFRS financial information. The ASB has acknowledged the difficulty of applying the requirements of FRS 27 retrospectively and it is the Group's view that it would be impractical to do so. Therefore only the balance sheet at 31 December 2004 has been restated for the impact of FRS 27. No restatements in respect of FRS 27 have been made to either the IFRS opening or interim 2004 balance sheet or income statement.

Certain reported amounts and balances within this condensed consolidated financial information reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made.

2. Accounting policies and first time adoption of IFRS

The financial reporting regime of listed companies has changed from the last annual accounts, for the year ended 31 December 2004. The change is due to a requirement of an EC Regulation that all listed companies publish their Group result under IFRS, issued by the IASB but as adopted for use by companies in the EU.

The accounting policies and methods of computation adopted in this financial information differ from those disclosed previously in the consolidated financial statements for the year ended 31 December 2004. Such consolidated financial statements for the year then ended conformed with the applicable UK accounting standards and were prepared under the historical cost convention, modified by revaluation of certain assets, as required by the Companies Act 1985.

The accounting policies and methods of computation adopted in this information are those that were published in the 'IFRS financial information' on 24 May 2005 based on IFRS. This financial information is available on the Company's website www.legalandgeneralgroup.com within the shareholder information.

The reconciliation of equity at 1 January 2004 and 31 December 2004 and the profit and loss for the year then ended under the applicable UK accounting standards, to the equity and profit and loss under IFRS was published in the IFRS financial information on 24 May 2005. Note 6 to the condensed consolidated financial information sets out the reconciliation of shareholders' equity at 30 June 2004 and profit and loss for the period then ended under the applicable UK accounting standards, to that under IFRS.

The Group's independent auditors have carried out a review of this condensed consolidated financial information. Their report is set out on page 27.

3. Other expenses

On 27 May 2005, the Financial Services and Markets Tribunal (the Tribunal) delivered a further decision in the case between Legal & General Assurance Society Ltd (the Society) and the Financial Services Authority (FSA). The decision builds on the provisional view announced in January that there should be a reduction in the penalty imposed by the FSA on the Society for the charge of endowment mis-selling. The FSA had imposed a penalty of £1.1m. The Tribunal reduced this to £575,000.

Included within other expenses is the transfer to/(from) the unallocated divisible surplus of £361m (30.6.04: (£19m); 31.12.04: £964m).

4. Discontinued operations and non-current assets and liabilities held for sale

	30.6.05 £m	30.6.04 restated £m	Full year 2004 restated £m
Post tax results from discontinued operations			
Gresham	**(2)**	2	5
Ventures	**–**	0	4
	(2)	2	9
Gain on disposal of Gresham	**15**	–	–
Profit from discontinued operations after tax	**13**	2	9

Venture capital subsidiaries

During December 2004, the Group committed to reduce its investment in venture capital subsidiaries. These investments have now ceased to be subsidiaries of the Group. The continuing interests of the Group in these subsidiaries are now accounted for as investments. There was no gain or loss on disposal of these investments.

Under IFRS 5, 'Non-current assets held for sale and discontinued operations', the change in the status of the Group's ownership was accounted for as a disposal of subsidiaries and acquisition of investments whereby, the aggregated assets, liabilities and results of these subsidiaries were presented on single lines within the financial information, as opposed to being consolidated on a line by line basis.

Gresham Insurance Company Limited

On 3 February 2005 the Group announced that it had agreed in principle to sell its 90% stake in its subsidiary Gresham to Barclays Bank PLC subject to FSA approval. The transaction completed on 31 March 2005 for a consideration of £85m of which £4m was paid in dividends by Gresham and the remaining in cash by Barclays. The transaction resulted in an exceptional profit before tax of £15m (£15m after tax).

5. Earnings per share

	30.6.05 Basic p	**30.6.05 Diluted p**	30.6.04 restated Basic p	30.6.04 restated Diluted p	Full year 2004 restated Basic p	Full year 2004 restated Diluted p
Based on profit from continuing operations after income tax	**5.33**	**5.19**	1.02	1.02	6.82	6.74
Based on profit from discontinued operations after income tax	**0.20**	**0.19**	0.03	0.03	0.14	0.13
Based on profit attributable to equity holders	**5.53**	**5.38**	1.05	1.05	6.96	6.87

International Financial Reporting Standards Basis
Notes to the Financial Information

6. Reconciliations on the first time adoption of IFRS

The reconciliations below enable comparison of the interim results for 2004, published last year under applicable UK accounting standards, with those now reported which are restated from the Modified Statutory Solvency Basis (MSSB) and based on IFRS. No additional changes to estimates have been made to the previously reported numbers for UK GAAP and the analyses of the adjustments are based on UK GAAP as at 30 June 2004.

(a) Reconciliation of previously reported profit for the period ended 30 June 2004

	Note	£m
Profit on ordinary activities after tax as reported under UK GAAP (MSSB)		58
Investment valuation	(ii)	(4)
Accounting for investment contracts	(iii)	20
Claims equalisation provision	(iv)	3
Accounting for pension obligations	(v)	2
Convertible debt accounting	(vi)	(6)
Consolidation of additional entities	(vii)	9
Other adjustments	(ix)	(6)
Profit on ordinary activities after income tax, as reported under IFRS		76
Minority interests		(8)
Profit attributable to equity holders		68

(b) Reconciliation of previously reported equity for the period ended 30 June 2004

	Note	£m
Total shareholders' equity as reported under UK GAAP (MSSB)		3,198
Dividend recognition	(i)	104
Investment valuation	(ii)	29
Accounting for investment contracts	(iii)	70
Claims equalisation provision	(iv)	35
Accounting for pension obligations	(v)	(41)
Convertible debt accounting	(vi)	16
Consolidation of additional entities	(vii)	(15)
Other adjustments	(ix)	2
Shareholders' equity as reported under IFRS		3,398
Minority interests		167
Total equity		3,565

6. Reconciliations on the first time adoption of IFRS (continued)

(c) Notes to the reconciliations

(i) Dividend recognition

Under UK GAAP dividends are accrued in the period to which they relate irrespective of when they are declared or approved. Under International Accounting Standard (IAS) 10, 'Events after the balance sheet date' dividends are only accrued when declared and appropriately approved. This has resulted in an increase in shareholders' equity of £104m at 30 June 2004.

(ii) Investment valuation

Under UK GAAP the investments of the Group are measured at current value with gains and losses reflected in the income statement with the exception of some overseas investments which are held at amortised cost. Under IAS 39, 'Financial Instruments: Recognition and Measurement', the use of amortised cost is restricted and therefore all of the Group's investments are valued at fair value. IAS 39 requires fair value for listed investments to be calculated on a bid basis rather than the mid basis used for some of the Group's assets under UK GAAP. This change in valuation is largely offset by a corresponding change to the technical provisions and the unallocated divisible surplus (referred to as the fund for future appropriations under UK GAAP). The net impact is an increase in shareholders' equity of £6m as at 30 June 2004. Profit after tax decreases by £4m for the period ended 30 June 2004.

Under IFRS the movement in fair value of investments is recognised in the income statement except for assets classified as available-for-sale (AFS). Changes in the fair value of AFS assets, other than related impairment and certain foreign exchange gains and losses, are recognised in a separate component of equity within other reserves. A number of the Group's overseas contracts do not contain discretionary participating features as defined by IFRS 4, 'Insurance contracts'. Gains and losses on assets backing these contracts which were previously recognised in the fund for future appropriations under UK GAAP must now be recognised in shareholders' equity under IFRS. These adjustments have resulted in an increase in shareholders' equity of £23m as at 30 June 2004.

(iii) Accounting for investment contracts

Product classification

Under UK GAAP all contracts written by an insurance company are accounted for on a similar basis irrespective of whether there has been a transfer of significant insurance risk. Under IFRS 4 products must be classified for accounting purposes as either insurance contracts, participating investment contracts or non-participating investment contracts.

Accounting for non-participating investment contracts

Under UK GAAP the liability under unit linked contracts is measured by reference to the market value of the underlying linked assets plus a prudential regulatory reserve. All of the Group's non-participating investment contracts are unit linked.

Under IFRS these liabilities must be valued at amortised cost. However, the Group has applied guidance issued by the UK's Accounting Standards Board (ASB). This clarifies that UK insurance companies are able to continue to measure liabilities arising from unit linked investment contracts by reference to the value of the underlying units, assets, share index or reference value and take changes in that value through the income statement. Consequently, under IFRS the unit linked liability is calculated at current value but excludes any prudential reserves. This has resulted in an increase in shareholders' equity of £51m as at 30 June 2004. Profit after tax decreases by £3m for the period ended 30 June 2004.

Revenue and expenses for investment contracts are recognised in accordance with IAS 18, 'Revenue'. Under IAS 18, revenue arising from investment contracts must be recognised as services are provided over the life of the contract and, while only directly attributable incremental acquisition costs are deferred, the introduction of IFRS significantly extends the range of investment contracts where this deferral is appropriate. Also, under IFRS, an explicit deferred income liability is recognised for any front end fees received which relate to services to be provided in future periods. Under UK GAAP no such liability is recognised as front end fees are recognised when received. The net impact of these adjustments is an increase in shareholders' equity of £19m as at 30 June 2004. Profit after tax increases by £23m for the period ended 30 June 2004.

(iv) Claims equalisation provision

Under UK GAAP an equalisation provision is recognised in the individual accounts of general insurance companies to reduce the volatility in results arising from exceptional levels of claims in certain classes of business. Under IFRS, such provisions are not permitted as no liability exists at the balance sheet date. Elimination of the claims equalisation provision results in an increase in shareholders' equity of £35m at 30 June 2004, and an increase of £3m to profit after tax for the period ended 30 June 2004.

(v) Accounting for pension obligations

Under IAS 19, 'Employee Benefits' the defined benefit pension obligation is recognised in the Group's consolidated balance sheet. The amount recognised is the present value of the defined benefit obligation reduced by the fair value of scheme assets. Investments that do not meet the definition of plan assets, because they are insurance policies issued by a subsidiary, are not deducted from the pension scheme obligation, but instead are offset by a reduction to the corresponding liability to the scheme. Accordingly, scheme assets of £315m which comprise annuities issued by the Society are presented as a deduction from the Group's insurance liabilities, and not deducted from the defined benefit obligation.

Recognition of the defined benefit pension scheme deficit, net of deferred tax, results in a decrease in shareholders' equity at 30 June 2004 of £41m and a decrease in the unallocated divisible surplus of £27m. The profit after tax for the period ended 30 June 2004 increases by £2m. The Group has chosen to recognise the total actuarial losses arising in the period of £5m directly in equity, and to allocate £2m to the unallocated divisible surplus.

International Financial Reporting Standards Basis
Notes to the Financial Information

6. Reconciliations on the first time adoption of IFRS (continued)

(c) Notes to the reconciliations (continued)

(vi) Convertible debt accounting

Under UK GAAP the convertible bond is recognised as a single instrument in the 30 June 2004 balance sheet at amortised cost of £519m.

Under IAS 39 the issuer's right to settle the conversion option in cash is an embedded derivative liability and must be measured at fair value with gains and losses recognised in the income statement. At 30 June 2004 the derivative liability recognised in the balance sheet is £11m. The debt portion of the convertible bond is recorded as a liability at amortised cost on an effective yield basis until extinguished on conversion or on maturity of the bond. The interest amount in the income statement is calculated based on a market rate that would have been applicable for a similar debt instrument with no conversion option. At 30 June 2004 the debt liability recognised in the balance sheet has reduced by £34m. Overall, this change in accounting treatment has resulted in an increase in shareholders' equity of £16m as at 30 June 2004. Profit after tax decreases by £6m for the period ended 30 June 2004.

(vii) Consolidation of additional entities

IFRS requires the consolidation of certain mutual funds, other investment vehicles and certain employee share trusts which do not require consolidation under UK GAAP. This arises from a broader definition of when an entity is considered to be under the control of an investor.

Consolidation of mutual funds has resulted in an increase in total assets and liabilities of £560m at 30 June 2004. The third party interest is included in liabilities as net asset value attributable to unit holders. The consolidation of these funds has no impact on shareholders' equity or profit after tax.

Consolidation of property partnerships has resulted in an increase in total assets of £673m and liabilities of £526m at 30 June 2004. Third party interests of £147m at 30 June 2004 in these partnerships are shown as minority interests. Included in the increased liabilities are non-recourse borrowings of £512m at 30 June 2004 which relate to loans secured on specific properties. The consolidation of these funds has no impact on shareholders' equity or profit after tax attributable to equity holders.

Consolidation of venture capital subsidiaries has resulted in an increase in shareholders' equity of £1m at 30 June 2004. During December 2004 the Group committed to reduce its investment in its venture capital subsidiaries. These investments ceased to be subsidiaries of the Group from the date of the reduction in the Group's interest in 2005 and the continuing interest is accounted for as an investment. Under IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', the change in status of the Group's ownership is accounted for as a disposal of subsidiaries and an acquisition of investments. The aggregated assets, liabilities and results of these subsidiaries are presented on single lines as opposed to being fully consolidated on a line by line basis. These are presented separately as discontinued operations in the Group's consolidated income statement and as non-current assets and liabilities held for sale in the consolidated balance sheet.

Consolidation of the employee share trusts, which hold Legal and General Group Plc (Company) shares to satisfy future employee share awards has resulted in a decrease in shareholders' equity of £16m at 30 June 2004, reflecting their classification as treasury shares.

(viii) Investment contracts – deposit accounting

Under UK GAAP all premiums receivable and claims payable are recognised in the income statement.

Under IFRS amounts receivable under investment contracts are no longer shown as premiums in the income statement but are treated as deposits and added to investment contract liabilities. Similarly, amounts payable under investment contracts are not recorded as claims in the income statement but as deductions from investment contract liabilities. This is reflected as a reduction in revenue of £9,183m and expenses of £9,183m for the period ended 30 June 2004. There is no impact on shareholders' equity.

(ix) Other adjustments

Under UK GAAP the cost of share awards other than exempted share option plans is recognised over the period to which the employees' service relates. The total cost recognised is equal to the cost to the Group of settling the awards less any contributions received from the employees. Under IFRS 2, 'Share-based payment' the cost of all share awards is recognised over the vesting period of the share award based on the fair value at the date of the grant. The effect of this change in accounting policy is an increase of £9m in shareholders' equity as at 30 June 2004 and a decrease of £2m to profit after tax for the period ended 30 June 2004.

Changes in deferred tax accounting, the use of average exchange rates for translation of subsidiaries' income statements and the implementation of hedge accounting result in a decrease in shareholders' equity of £7m at 30 June 2004. Profit after tax decreases by £4m for the period ended 30 June 2004.

A number of adjustments required under IFRS relate primarily to presentational or reclassification changes which have no impact on shareholders' equity:

- Under UK GAAP, the movement in the deferred tax liability relating to assets backing unit linked liabilities is included in the change in technical provisions in the income statement. However, under IFRS all movements in deferred tax balances (other than movements taken directly to equity) must be included within the income statement tax expense. This has the effect of increasing expenses for the period ended 30 June 2004 by £7m but reducing the income statement tax expense by the same amount.

- Assets held to cover linked liabilities reported under UK GAAP at 30 June 2004 of £93,986m are no longer disclosed in a single line but are reported in the various asset classifications.

- Technical provisions are reclassified under IFRS as either insurance contract liabilities or investment contract liabilities based on the product classification.

- Temporary pension monies as at 30 June 2004 of £1,758m are reclassified under IFRS as investment contract liabilities.

Independent Review Report to Legal & General Group Plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet and the related notes 1 to 19 prepared on the European Embedded Value ('EEV') basis on pages 8 to 16, and the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of movements in equity, the consolidated statement of recognised income and expense and the related notes 1 to 6 prepared on the International Financial Reporting Standard Basis ('IFRS') on pages 19 to 26 (together the 'Financial Information'). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in the EEV basis note 1 on page 9 and IFRS basis note 1 on page 22 of the financial information, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1 of the IFRS basis on page 22 there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2005

Notes:

(a) The maintenance and integrity of the Legal & General website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Shareholders at 30 June 2005

Categories of ordinary shareholder and ranges of shareholdings at 30 June 2005 were:

	Shareholders		Shares	
	Number	%	Number	%
Category of shareholder				
Individuals	39,657	72.8	412,606,592	6.3
Banks	11	0.0	48,851,707	0.8
Nominee companies	12,928	23.7	5,837,230,241	89.7
Insurance companies and pension funds	30	0.1	24,835,912	0.4
Limited companies	1,420	2.6	100,368,098	1.5
Other corporate bodies	456	0.8	82,298,879	1.3
	54,502	100.0	6,506,191,429	100.0

	Shareholders		Shares	
	Number	%	Number	%
Range of holdings				
1 – 20,000	47,588	87.3	228,058,340	3.5
20,001 – 100,000	5,237	9.6	206,853,358	3.2
100,001 – 500,000	904	1.7	197,439,458	3.0
500,001 and over	773	1.4	5,873,840,273	90.3
	54,502	100.0	6,506,191,429	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneralgroup.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed interim dividend for 2005, payable on 3 October 2005, is 9 September 2005 and the shares will trade ex-dividend on the London Stock Exchange from 7 September 2005.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares.

Should you wish to participate in the DRIP in respect of the interim dividend to be paid on 3 October 2005, a completed and signed DRIP mandate form should be received by the Registrars no later than 19 September 2005. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneralgroup.com.

2005 Interim Results Presentation: An audio recording of the presentation given to analysts and fund managers by Sir David Prosser, Group Chief Executive; Andrew Palmer, Group Director (Finance) and Robin Phipps, Group Director (UK Operations), and the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneralgroup.com. A full copy of the announcement, sent to the London Stock Exchange on 28 July 2005, can also be viewed on the shareholder site.

Published by Black Sun Plc +44(0)20 7736 0011

2004/5 awards



Legal & General has won the Life Insurer of the Year award at the British Insurance Awards for the sixth year running

General

- ☐ Life Insurer of the Year
  British Insurance Awards – seventh time in eight years
- ☐ Britain's Most Admired Insurance Co
  Management Today – sixth time in seven years
- ☐ Life Assurance Company of the Year
  Financial Adviser Awards
- ☐ Best Life Insurer in The Netherlands
  Three major Dutch IFA associations
- ☐ Employer of the Year Award
  Amicus

Life and Pensions

- ☐ Group Personal Pensions Provider of the Year
  Professional Pensions Awards
- ☐ Term Assurance Company of the Year
  Financial Adviser Awards
- ☐ Online Life and Pension Provider of the Year
  Financial Adviser Awards
- ☐ Best Group Critical Illness Insurance Provider
  Cover Excellence Awards
- ☐ Best Group Life Insurance Provider
  Cover Excellence Awards

Investments

- ☐ Pooled Fund Manager of the Year
  Professional Pensions Awards
- ☐ Fixed Interest Manager of the Year
  Professional Pensions Awards
- ☐ Defined Contribution Investment Provider of the Year
  Pensions Management Awards
- ☐ Best Unit Trust Manager
  Investors Chronicle readers – Investment Awards

CSR

- ☐ Occupational Health & Safety Award
  ROSPA
- ☐ Best Private Sector Company
  London Remade Awards

2005

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Legal & General Group Plc
Registered in England and Wales No.1417162.
Registered Office: Temple Court,
11 Queen Victoria Street, London, EC4N 4TP.
T 020 7528 6200, F 020 7528 6222.
www.legalandgeneralgroup.com

Legal & General